Kidston Gold Mines Limited

ABN 68 009 593 711

[redacted]

02042771

14 June 2002

File: OP1-14

The United States Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street North West
Washington DC 20549
USA

82-2351

Dear Sir/Madam

Re: Kidston Gold Mines Limited – Appendix 7A.5

Please find enclosed copy of the abovementioned releases issued by Kidston Gold Mines Limited.

Yours faithfully

SAM

Stuart MacKenzie
Company Secretary
KIDSTON GOLD MINES LIMITED

encl

dlw 7/23

Tel: (07) 3510 6700
Fax: (07) 3510 6740
Level 2, 189 Coronation Drive
Milton QLD 4064
GPO BOX 465
BRISBANE QLD 4001

Kidston Gold Mines Limited

ABN 68 009 593 711

Our ref: SAM:VM10-116-1
Your ref:

14 June 2002

Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
SYDNEY NSW 2000

By Fax: 1300 300 021

Dear Sir/Madam,

Re: Kidston Gold Mines Limited – Appendix 7A.5

In accordance with Appendix 7A.5, Kidston Gold Mines Limited wishes to inform Australian Stock Exchange Limited that it is 14 days after the Company lodged a Form 2205 – Notification of resolutions with the Australian Securities & Investments Commission with respect to the Company's shareholders approving the partial return of capital.

Yours faithfully

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited

Tel: (07) 3510 6700
Fax: (07) 3510 6740
Level 2, 189 Coronation Drive
Milton QLD 4064
GPO BOX 465
BRISBANE QLD 4001

Kidston Gold Mines Limited
ABN 68 009 593 711

2 July 2002

File: OP1-14

The United States Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street North West
Washington DC 20549
USA

82-2351

Dear Sir/Madam

Re: Kidston Gold Mines Limited – Partial Return of Capital and Removal from Official List

Please find enclosed copy of the abovementioned release issued by Kidston Gold Mines Limited.

Yours faithfully

S A Mc

Stuart MacKenzie
Company Secretary
KIDSTON GOLD MINES LIMITED

encl

Tel: (07) 3510 6700
Fax: (07) 3510 6740

Level 2, 189 Coronation Drive
Milton QLD 4064

GPO BOX 465
BRISBANE QLD 4001

Kidston Gold Mines Limited

ABN 68 009 593 711

2 July 2002

Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
SYDNEY NSW 2000

By facsimile: 1300 300 021

Dear Sir/Madam

Partial Return of Capital and Removal from Official List

On Friday 21 June 2002, the Company implemented the partial return of capital approved by shareholders at the Annual General Meeting held on 30 May 2002. The partial capital reduction was effected by cancelling 80% (disregarding fractions) of the fully paid ordinary shares held by each shareholder. Cheques were mailed to shareholders on 27 June 2002. Shareholders will receive an end of month holding statement confirming the number of shares cancelled and the current balance of shares held in the shareholder's name on the share register.

As agreed with Australian Stock Exchange Limited (the "ASX"), the Company's ordinary shares were suspended from quotation from the close of business on Friday 7 June 2002. The Company has requested that the ASX remove the Company from the Official List, with de-listing expected to occur on Wednesday 3 July 2002.

Yours faithfully

Stuart A MacKenzie
Company Secretary

Tel: (07) 3510 6700
Fax: (07) 3510 6740

Level 2, 189 Coronation Drive
Milton QLD 4064

GPO BOX 465
BRISBANE QLD 4001